Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, October 20, 2025 – In accordance with the authorizations given by the shareholders’ general meeting on May 23, 2025, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 13 to October 17, 2025:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13/10/2025	223,309	49.959947	11,156,505.80	XPAR
13/10/2025	120,000	49.933680	5,992,041.60	CEUX
13/10/2025	25,000	49.929563	1,248,239.08	TQEX
13/10/2025	25,000	49.927047	1,248,176.18	AQEU
14/10/2025	265,002	49.833806	13,206,058.26	XPAR
14/10/2025	100,000	49.763027	4,976,302.70	CEUX
14/10/2025	15,000	49.665974	744,989.61	TQEX
14/10/2025	15,000	49.654218	744,813.27	AQEU
15/10/2025	262,611	51.925772	13,636,278.91	XPAR
15/10/2025	80,000	51.894925	4,151,594.00	CEUX
15/10/2025	17,000	51.888289	882,100.91	TQEX
15/10/2025	17,000	51.884431	882,035.33	AQEU
16/10/2025	257,866	52.481980	13,533,318.25	XPAR
16/10/2025	79,884	52.484982	4,192,710.30	CEUX
16/10/2025	17,000	52.479948	892,159.12	TQEX
16/10/2025	17,000	52.481736	892,189.51	AQEU
17/10/2025	251,600	52.361107	13,174,054.52	XPAR
17/10/2025	86,000	52.362562	4,503,180.33	CEUX
17/10/2025	17,000	52.342085	889,815.45	TQEX
17/10/2025	17,000	52.346509	889,890.65	AQEU
Total	1,908,272	51.269659	97,836,453.78

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l mailto:presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.